Exhibit (a)(8)

November 8, 2010

To Our Stockholders:

We are pleased to inform you that Rewards Network Inc. (“Rewards”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with EGI Acquisition Parent, L.L.C. (“Parent”) and its wholly-owned subsidiary, EGI Acquisition, L.L.C. (“Purchaser”).

Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer for all of the outstanding shares of Rewards at a cash purchase price of $13.75 per share, without interest, and subject to any required withholding taxes. Accompanying this letter is (i) a copy of Rewards’ Solicitation/Recommendation Statement on Schedule 14D-9 and Rule 13e-3 Transaction Statement on Schedule 13E-3, (ii) Purchaser’s Offer to Purchase, dated November 8, 2010, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on December 7, 2010, unless extended.

If successful, the tender offer will be followed by the merger of Purchaser with and into Rewards with Rewards continuing as the surviving corporation in the merger. In this merger, all shares of common stock, other than those owned by Rewards or by Parent or Purchaser and their wholly-owned subsidiaries, and other than shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer, which is $13.75 per share in cash, without interest, and subject to any required withholding taxes.

The board of directors of Rewards, based upon the recommendation of a special committee of the board of directors, has determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of Rewards and Rewards’ stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT REWARDS’ STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER AND, IF REQUIRED BY DELAWARE LAW, VOTE THEIR SHARES IN FAVOR OF APPROVAL OF THE MERGER AND ADOPTION OF THE MERGER AGREEMENT.

In arriving at its recommendations, Rewards’ board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 and Schedule 13E-3 that Rewards has filed with the Securities and Exchange Commission.

The management and directors of Rewards thank you for the support you have given Rewards and encourage you to tender your shares in the manner described in the materials accompanying this letter.

Very truly yours,

Ronald L. Blake

President and Chief Executive Officer

Two North Riverside Plaza, Suite 950 ¡ Chicago, Illinois 60606 ¡ Phone: 312-521-6767 ¡ Fax: 312-521-6768 ¡ www.rewardsnetwork.com